02052881

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL PROCESSING RECEIVED AUG 2 0 2002 WASH, D.C. 154 SECTION

FORM 6-K

**Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16
Under the Securities Exchange Act of 1934**

For August 20, 2002

**Atna Resources Ltd.
(Form 20F, File No. 0-29336)**

#1550 - 409 Granville Street
Vancouver, B.C.
Canada V6C 1T2

(Address of principal executive Offices)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

PROCESSED
AUG 2 8 2002
THOMSON FINANCIAL

By [signature]

Date: August 20/02

ATNA
RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

(Unaudited - prepared by Management)

2

2002

Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604.684.2285 Facimile: 604.684.8887 Toll Free: 1.800.789.ATNA email: atna@atna.com www.atna.com

REPORT TO SHAREHOLDERS

Fieldwork continued through the quarter at the company's Cerro Negro copper oxide deposit and at its Chañarcillo silver properties, both in northern Chile. At Chañarcillo, an option agreement was signed with Apex Silver Mines Corporation (Apex) enabling Apex to earn a 70% interest. Apex is a well funded, highly regarded silver company listed on the American Stock Exchange. To earn its interest, Apex will make certain payments to Atna and fund exploration expenditures through completion of a feasibility study and the making of a production decision on the property. Atna will continue to manage the work program until Apex earns its interest. The association with a quality company like Apex fulfills part of our strategy to maximize leverage on our exploration expenditures.

Atna and Apex plan to launch a 3000-meter drill campaign in August to test silver mineralization defined by Atna's exploration of the property. The targets include potentially bulk mineable mineralization in carbonate collapse breccias, high grade, structurally controlled mineralization, and geophysical targets in covered areas adjacent to the mineralized system. This program will be the first ever-systematic drill testing of the Chañarcillo mining district, which historically has produced over 100 million ounces of silver.

A pre-feasibility study was initiated at the Cerro Negro copper oxide property. The Cerro Negro deposit is estimated to contain an oxide resource of 191 million tonnes grading 0.46% copper (Atna press release March 18, 2002). Bulk sampling from underground workings at Cerro Negro was completed. The bulk samples were pre-classified to reflect the geology and mineralogy of the ore types and loaded into column cells to determine metallurgical parameters for design and economic analysis. This phase of testing should be completed by the end of September and will enable us to plan an in-fill drill program to define continuity of zones within the ore body with the best combination of high grade and soluble copper recovery.

Small scale miners continue actively to exploit Cerro Negro, shipping about 3,000 tonnes per month of ore grading about 3% soluble copper to an ENAMI processing facility at El Salado, about 28 kilometers away. ENAMI reports that this high-grade material has excellent leaching characteristics and relatively low acid consumption.

A decision was made during the quarter to drop the nearby Barreal Seco property and to focus all further effort and expenditure in the district on developing Cerro Negro.

Your company continues to pursue opportunities to acquire projects with cash flow. However, we are determined to execute only deals that make good sense to our shareholders. Patience and perseverance will pay off.

ON BEHALF OF THE BOARD OF DIRECTORS

David H. Watkins
President & C.E.O.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Liquidity

The Company's cash and cash equivalents on hand decreased from $7,735,343 at December 31, 2001 to $5,813,021 at June 30, 2002, a difference of $1,922,322. In the same period of the prior year, the cash balance decreased from $10,103,956 to $8,959,567, a decrease of an amount of $1,144,389.

Operations

For the 6 months ended June 30

The loss from operations increased from $833,040 in 2001 to $2,344,642 during the same period in the current year. If the write-off of property costs ($nil in 2001 and $835,032 in 2002) and the write-off of investment in the VGCG limited partnership ($nil in 2001 and $78,635 in 2002) are excluded, the loss from operations increased from $833,040 in 2001 to $1,430,975 in 2002.

Interest income decreased from $239,716 in 2001 to $52,464 during the same period in the current year due to the general decrease in interest rates during the year and the decrease in the balance of cash and cash equivalents.

General and administrative expenditures increased from $341,631 in 2001 to $389,907 during the same period in 2002 due primarily to an addition of a new Chile office and a reduction in the amount of employee salaries capitalized to project costs.

Exploration and business development expenditures increased from $725,167 in 2001 to $1,069,739 during the same period in 2002. $285,625 of the 2001 amount related to exploration and acquisition costs incurred on the Monterde property, located in Mexico, which the Company dropped as at December 31, 2000. If the exploration and acquisition costs incurred on the Monterde property are excluded, aggregate exploration and business development expenditures increased from $439,542 in 2001 to $1,069,739 in 2002. The increase is attributed to the increased activity of the Company in seeking exploration and business opportunities.

For the 3months ended June 30

The loss from operations increased from $379,150 in 2001 to $1,873,050 during the same period in 2002. If the write-off of mineral property costs ($nil in 2001 and $835,032 in 2002) is excluded, the loss from operations increased from $379,150 in 2001 to $1,038,018 in 2002.

Interest income decreased from $97,118 in 2001 to $29,056 during the same period in 2002 due to the general decrease in interest rates during the year and to the decrease in the balance of cash and cash equivalents.

General and administrative expenditures decreased from $200,007 in 2001 to $199,973 during the same period in 2002. Comparative general and administrative expenditures were as follows:

office expenses decreased from $30,699 in 2001 to $21,822 during the same period in 2002; professional fees increased from $61,599 in 2001 to $86,301 during the same period in 2002; shareholder communications decreased from $66,103 in 2001 to $52,808; and wages and benefits decreased from $25,166 in 2001 to $22,666 during the same period in 2002.

Exploration and business development expenditures increased from $273,954 in 2001 to $844,053 during the same period in 2002. The increase is attributed to the increased activity of the Company in seeking exploration and business opportunities.

Investing and Financing

For the 6 months ended June 30

During the quarter ended June 30, 2002, no funds were raised through equity financings. The Company incurred a gain on foreign exchange of $15,118 in 2001 as compared to a loss on foreign exchange of $96,121 during the same period in 2002.

Total acquisition and exploration expenditures on properties decreased from $489,187 in 2001 to $405,618 during the same period in 2002. Comparative acquisition and exploration expenditures on specific properties were as follows: the Chañarcillo property increased from $68,939 in 2001 to $234,381 in 2002; the Barreal Seco property decreased from $221,746 in 2001 to $nil in 2002; and the Cerro Negro property increased from $nil in 2001 to $306,670 in 2002, an amount which included $159,400 in acquisition costs.

For the 3 months ended June 30

During the quarter ended June 30, 2002, no funds were raised through equity financings. The Company incurred a gain on foreign exchange of $7,866 in 2001 as compared to a loss on foreign exchange of $100,640 during the same period in 2002.

Total acquisition and exploration expenditures on properties decreased from $381,852 in 2001 to $145,094 during the same period in 2002. Comparative acquisition and exploration expenditures on specific properties were as follows: the Chañarcillo property increased from $27,387 in 2001 to $39,841 in 2002; and the Cerro Negro property increased from $nil in 2001 to $102,930 in 2002.

ATNA RESOURCES LTD.
Interim Consolidated Balance Sheets
Canadian Funds

		June 30, 02 (Unaudited)		December 31, 01 (Audited)
ASSETS				
Current				
Cash and cash equivalents	$	5,813,021	$	7,735,343
Amounts receivable		20,624		15,865
Prepaid expenses		27,460		28,230
		5,861,105		7,779,438
Value-added tax receivable		109,019		66,683
Investment in VGCG limited partnership*		-		225,000
Other marketable securities		334,335		278,933
Reclamation deposits		2,500		2,500
Capital assets		54,985		62,429
Resource properties		9,391,907		9,727,707
	$	15,753,851	$	18,142,690
LIABILITIES				
Current				
Accounts payable		145,818		190,015
SHAREHOLDERS' EQUITY				
Share capital		34,051,138		34,051,138
2002 - 21,757,037 shares				
2001 - 21,757,037 shares				
Deficit		(18,443,105)		(16,098,463)
		15,608,033		17,952,675
	$	15,753,851	$	18,142,690

* This December 31, 2001 balance has been reclassified currently within "Other marketable securities".

APPROVED BY THE BOARD OF DIRECTORS

David H. Watkins

Peter R. DeLancey

See accompanying notes

ATNA RESOURCES LTD.
Interim Consolidated Statements of Operations and Deficit
Canadian Funds
(Unaudited)

	For the three months ended June 30, 2002	2001	For the six months ended June 30, 2002	2001
REVENUE				
Interest and other income	$ 29,056	$ 97,118	$ 52,464	$ 239,716
EXPENSES				
Amortization	3,672	2,840	7,161	5,565
Exploration and business development	844,053	273,954	1,069,739	725,167
Listing and transfer agent fees	4,953	7,353	16,981	15,601
Office	21,822	30,699	41,791	40,074
Professional fees	86,310	61,599	129,453	94,926
Rent and services	16,367	16,440	34,143	32,199
Shareholder communications	52,808	66,103	95,465	109,128
Wages and benefits	22,666	25,166	89,055	65,214
Foreign exchange loss/(gain)	100,640	(7,886)	96,121	(15,118)
Loss/(gain) on sales of marketable securities	(98,634)	-	(94,272)	-
Loss/(gain) on sale of capital assets	-	-	(2,198)	-
Write-off of properties	835,032	-	835,032	
Write-off of investment in VGCG limited partnership	12,417	-	78,635	-
	1,902,106	476,268	2,397,106	1,072,756
Net loss for the period	1,873,050	379,150	2,344,642	833,040
Deficit, beginning of period	16,570,055	14,556,712	16,098,463	14,102,822
Deficit, end of period	$ 18,443,105	$ 14,935,862	18,443,105	14,935,862
Loss per share	$ 0.09	$ 0.02	$ 0.11	$ 0.04
Weighted-average number of common shares outstanding	21,757,037	21,108,557	21,757,037	21,108,557

See accompanying notes

ATNA RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
Canadian Funds
(Unaudited)

	For the three months ended June 30, 2002	2001	For the six months ended June 30, 2002	2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (1,873,050)	$ (379,150)	$ (2,344,642)	$ (833,040)
Adjustments for items not involving cash				
Amortization	3,672	2,840	7,161	5,565
Resource properties written-off	835,032	-	835,032	-
Gain on sale of capital assets	-	-	(2,198)	-
Investment in VGCG limited partnership written-down	12,417	-	78,635	-
Gain on sale of marketable securities	(98,635)	-	(94,272)	-
	(1,120,564)	(376,310)	(1,520,284)	(827,475)
Changes in non-cash working capital components:				
Amounts receivable	(1,713)	-	(4,759)	33,611
Prepaid expenses	-	61,104	770	7,519
Accounts payable	49,123	208,449	(44,197)	145,016
Value-added tax receivable	(27,420)	-	(42,336)	-
	(1,100,574)	(106,757)	(1,610,806)	(641,329)
INVESTING ACTIVITIES				
Acquisition of resource properties	-	(30,824)	(159,400)	(61,380)
Exploration and development	(198,469)	(351,028)	(339,832)	(427,807)
Purchase of capital assets	(2,302)	(2,328)	(6,319)	(2,328)
Proceeds on sale of capital assets	-	-	8,800	-
Purchase of marketable securities	-	(11,470)	-	(11,545)
Investment in VGCG limited partnership	(12,417)	-	(78,635)	-
Proceeds on sale of marketable securities	226,974	-	263,870	-
	13,786	(395,650)	(311,516)	(503,060)
Net decrease in cash and cash equivalents	(1,086,788)	(502,407)	(1,922,322)	(1,144,389)
Cash and cash equivalents - beginning of period	6,899,809	9,461,974	7,735,343	10,103,956
Cash and cash equivalents - end of period	$ 5,813,021	$ 8,959,567	$ 5,813,021	$ 8,959,567

See accompanying notes

ATNA RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2002 (Unaudited)

1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company's properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements for the interim periods ended June 30, 2002 are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of generally normal recurring accruals) necessary for the fair presentation of the Company's financial position, operations and cash flows for the interim periods presented. These interim financial statements should be read in conjunction with the Company's financial statements, including the notes thereto, as at and for the year ended December 31, 2001.

3. MARKETABLE SECURITIES

As at June 30, 2002, the Company holds the following marketable securities:

	Number of Shares		Net Book Value June 30, 2002		Market Value June 30, 2002
Bravo Resources Partners Ltd.	166,666	$	25,000	$	15,000
Grayd Resource Corp.	282,000		25,380		45,120
Minto Explorations Ltd.	108,500		19,765		18,445
Novicourt Inc.	20,000		39,190		34,000
Valerie Gold Resources Ltd.	750,000		225,000		225,000
		$	334,335	$	337,565

4. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued and fully paid:

	No. of Shares		Amount
Outstanding at December 31, 2001	21,757,037	$	34,051,138
Outstanding at June 30, 2002	21,757,037	$	34,051,138

(c) Stock Options and Warrants Outstanding at June 30, 2002:

2,715,000 Stock options are outstanding exercisable at prices ranging from $0.34 to $0.85 per share with expiry dates ranging from June 16, 2003 to September 20, 2004.

710,000 Warrants are outstanding exercisable at a price of $0.74 per share prior to April 19, 2005.

5. MINERAL PROPERTIES

The aggregate balances of deferred costs to date by property are as follows:

		June 30, 2002		December 31, 2001
CANADA				
Yukon				
Wolverine Property	$	5,643,519	$	5,639,529
Wolf Property		1,686,103		1,686,103
Marg Property		384,053		384,053
British Columbia				
Ecstall Property		289,204		288,557
White Bull Property		153,089		152,639
Uduk Property		10,689		10,233
UNITED STATES				
Alaska				
Petersburg and Wrangell Properties		52,307		52,307
Arizona				
Lone Pine Property		352,929		348,918
CHILE				
Chañarcillo		234,381		144,989
Barreal Seco		-		703,786
Cerro Negro		306,670		-
OTHER PROPERTIES		278,963		316,593
TOTAL RESOURCE PROPERTIES	$	9,391,907	$	9,727,707

Current Property Transactions

a. *Barreal Seco Property, Chile*

The Company obtained the exclusive option to acquire a 100% interest in the Barreal Seco property, a copper oxide and sulphide deposit located in north-central Chile. Under the agreement, the Company had an initial six-month option period, expiring on December 6, 2001, to undertake an initial US$250,000 work program (completed) designed to advance the project through the pre-feasibility study stage. This option period was extended to March 6, 2002 and the Company continued to pay applicable property taxes while a further extension was being negotiated. The Company wrote off $797,400 in exploration and acquisition costs related to the Barreal Seco property in the second quarter ended June 30, 2002 and negotiations for a further extension were terminated.

b. *Real Property, B.C. Canada*

The Company acquired a 100% interest in the property by staking in 1996. The Company wrote off $37,632 in deferred exploration and acquisition cost related to the Real Property in the second quarter ended June 30, 2002.

c. *Chañarcillo Property, Chile*

Subsequent to June 30, 2002, the Company has entered into an agreement with Apex Silver Mines Corporation ("Apex") whereby Apex can earn up to a 70% interest in the Company's Chañarcillo Property in Chile by paying US$150,000 in cash and by incurring and paying US$1,312,500 in exploration expenditures.

6. SEGMENTED INFORMATION

The Company operates in one industry segment - the exploration and development of mineral properties.